Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

QSAM Biosciences, Inc.

We hereby consent to the incorporation by reference in this Registration Statement of QSAM Biosciences, Inc. on Form S-1/A to be filed on or about March 10, 2022 of our report dated February 24, 2022, except for the common share, per share, and loss per share presentation on a post-reverse split basis dated March 10, 2022, on our audits of QSAM Biosciences, Inc.’s consolidated financial statements as of December 31, 2021 and 2020 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of the substantial doubt concerning the Company’s ability to continue as a going concern.

D. Brooks and Associates CPAs, P.A.

Palm Beach Gardens, FL

March 10, 2022